UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                   782233 10 0
                   ------------------------------------------
                                 (CUSIP Number)

                                 Theodore Altman
                       DLA Piper Rudnick Gray Cary US LLP
                           1251 Avenue of the Americas
                               New York, NY 10020
                                 (212) 835-6000

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                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 August 4, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 782233 10 0                                       SCHEDULE 13D
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Angelica Urra Berrie

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [ ]
                                                        (b)  [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e) |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                7    SOLE VOTING POWER

                     24,783 Common Shares
NUMBER OF       ----------------------------------------------------------------
SHARES          8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY             0
EACH            ----------------------------------------------------------------
REPORTING       9    SOLE DISPOSITIVE POWER
PERSON
WITH                 24,783 Common Shares
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,783 Common Shares
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.12%
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14     TYPE OF REPORTING PERSON

       IN
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


                         AMENDMENT NO. 1 TO SCHEDULE 13D

            The Statement on Schedule 13D relating to the Common Stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on March 15, 2006 (the "Original 13D"), is hereby amended and restated in its entirety as follows:

      ITEM 1.  SECURITY AND ISSUER

               This statement on Schedule 13D relates to the Common Stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation, with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436 (the "Company").

      ITEM 2.  IDENTITY AND BACKGROUND

      (a) This Schedule 13D is filed by Angelica Urra Berrie. As reported in the Original 13D, Ms. Berrie previously jointly filed a
               Schedule 13D on January 6, 2003, as amended on May 5, 2004, with Josh Weston, Raphael Benaroya, Ilan Kaufthal and Norman Seiden (the "Joint 13D") and has been referred to in a Schedule 13D filed by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation") on January 6, 2003 and amended thereafter. The disclosures made herein with respect to persons or entities other than Ms. Berrie are made on information and belief. By virtue of Ms. Berrie's position as a trustee of The Russell Berrie 2002A Trust (the "Trust") and an executor of the estate of Russell Berrie (the "Estate"), Ms. Berrie may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ms. Berrie does not affirm membership in such group or groups and this Schedule 13D shall not be construed as an admission that Ms. Berrie is the beneficial owner of any securities described herein.

      (b)-(c) Ms. Berrie is President of the Foundation. Her business address is c/o the Foundation, Glenpointe Centre East - 7th Floor, 300 Frank W. Burr Boulevard, Teaneck, New Jersey 07766.

      (d)-(e) During the last five years, Ms. Berrie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)      Ms. Berrie is a citizen of the United States of America.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Pursuant to the terms of the Trust Indenture of the Trust, dated June 10, 2002 (the "Trust Indenture"), upon the death of Mr. Russell Berrie, Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden became trustees of the Trust; Mr. Rosner, who was a trustee at such time, remained a trustee of the Trust. Immediately prior to the date of the transaction described below, the Trust held 2,771,988 Common Shares. In addition, Ms. Berrie (along with Messrs. Kaufthal and Rosner) became executors of the Estate effective January 6, 2003. Immediately prior to the date of the transaction described below, the Estate held 1,852,463 Common Shares. With respect to any other Common Shares that are beneficially owned by Ms. Berrie, the Common Shares owned by her were acquired for cash, and any options held by her were granted pursuant to the Company's various stock option plans.

               On March 28, 2006, the Estate made a disposition of all 1,852,463 Common Shares held by it to the Trust, in accordance with the Last Will and Testament of Mr. Russell Berrie. Immediately thereafter, on March 28, 2006, in accordance with the terms of the Trust Indenture, the Trust made a disposition of all Common Shares held by it (including the Common Shares received pursuant to the preceding sentence), totaling 4,624,451 Common Shares, to the Foundation (the "Transferred Shares"). Also on March 28, 2006, consistent with the intent of the Trust Indenture, all trustees of the Trust, as such, and the Foundation entered into a Receipt, Release, Refunding and Share Voting and Disposition Agreement. The foregoing is further described in Amendment No. 5 to the Schedule 13D filed by the Foundation on August 16, 2006 (the "Foundation's 13D").

      ITEM 4.  PURPOSE OF TRANSACTION

               On August 4, 2006, the Foundation entered into a Share Purchase Agreement, by and among the Foundation and certain investment entities associated with Prentice Capital Management L.P. (the "Share Purchase Agreement") for the sale of 8,799,466 Common Shares, including the Transferred Shares and constituting all of the Common Shares owned by the Foundation (the "Foundation Shares"). On August 9, 2006, the Share Purchase Agreement was amended and restated to reduce the number of Foundation Shares to be sold by one-half, and simultaneously, the Foundation entered into a substantively identical Share Purchase Agreement with D.E. Shaw Laminar Portfolios, LLC for the sale of one-half of the Foundation Shares. Simultaneously, with the consummation of the sale of the Foundation Shares, Ms. Berrie resigned as a member of the Company's Board of Directors. The terms of the sale of the Foundation Shares are more fully described in the Foundation's 13D and in the press release, dated August 10, 2006, attached hereto as Exhibit 1.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Ms. Berrie is the direct beneficial owner of 24,783 Common Shares, consisting of 9,783 Common Shares and currently exercisable options to acquire 15,000 Common Shares and constituting approximately 0.12 % of the Common Shares outstanding.

               Percentage beneficial ownership is calculated based on 20,835,372 Common Shares outstanding, as of July 31, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

      (b)      Angelica Urra Berrie has:

               (1)  Sole power to vote or to direct the vote:

                    24,783 Common Shares, representing 9,783 Common Shares and currently exercisable options to acquire 15,000 Common Shares

                (2) Shared power to vote or to direct the vote:

                    0 Common Shares

                (3) Sole power to dispose or to direct the disposition of:

                    24,783 Common Shares, representing 9,783 Common Shares and currently exercisable options to acquire 15,000 Common Shares

                (4) Shared power to dispose or to direct the disposition of:

                    0 Common Shares

      (c) The following transactions were effected during the past sixty days:

               Ms. Berrie has not directly or indirectly effected any transactions in Common Shares other than the sale of all the Foundation Shares on August 10, 2006 described in Item 4 of the Foundation 13D and in the press release attached as an exhibit hereto.

        (d)    Not applicable.

        (e) By virtue of the Foundation's sale, Ms. Berrie may no longer be deemed to be the beneficial owner of more than five percent of the Common Shares.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Other than as described in Items 3, 4 and 5 herein, Ms. Berrie does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

      ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

               Exhibit 1 - Press Release, dated August 10, 2006.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: August 17, 2006




                                     /s/ Angelica Urra Berrie
                                     ---------------------------------
                                     Angelica Urra Berrie

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

Exhibit 1         Press Release, dated August 10, 2006.